Exhibit 99.2                                Oral Agreement with Mr. McAdams

During the last couple of days of October 2010, Luis Rodriguez contacted an attorney he knew in Fiji named Mr. Prakash Sharma in hopes that his law firm would recommended a geologist to visit a mineral claim his company, Recursos Montana, has acquired from one of Mr. Sharma’s clients, Morris Ventures LLC.  Mr. Sharma recommended Mr. James McAdams, Professional Geologist, who had been a geologist for the past thirty-five years and was a member of the Geological Society of Fiji.   Mr. Sharma explained to Mr. McAdams that he had been approached by Mr. Rodriguez, a resident of the Dominical Republic, who had acquired a mineral claim called Vunidawa Gold Claim which is located near the City of Korovou in Fiji.   He indicated that Mr. McAdams should visit the Vunidawa Claim in order to prepare a geological report including a recommended exploration program, if the mineral claim warranted it.  Mr. McAdams was advised that the geological report he would be preparing might be used in a filing statement with the United States Securities and Exchange Commission and therefore would have to comply with their requirements.   No written agreement was entered into between Recursos Montana and Mr. McAdams.

It was also indicated that once the visit to the Vunidawa Claim and the geological report was completed Mr. McAdams’ services would not be required on a continual basis.    It was not said but the feeling on the part of management of Recursos Montana was that any future exploration work would be directed to Mr. McAdams.